SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  15 March 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 15 March 2006 re: Holding(s) in Company



Letter to: Lloyds TSB Group plc
Dated: 13 March 2006

Re: Section 198 Notification

Enclosed is a Section 198 Notification dated 10 March 2006.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 5,603,025,969 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

From: The Capital Group Companies, Inc.



Document Dated: 10 March 2006


                        SECTION 198 NOTIFICATION
                        Notification of Decrease


This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

    Ordinary Shares (5,603,025,969 shares outstanding)

Number of shares in which the Companies have an interest:

     335,422,029

Name(s) of registered holder(s):

                                   See Schedule B


As of 10 March 2006


LLOYDS TSB GROUP PLC

                                                            Number of Shares          Percent of Outstanding

The Capital Group Companies Inc. ("CG") holdings                 335,422,029                          5.987%

Holdings by CG Management Companies and Funds:

-   Capital Guardian Trust Company                                32,240,748                          0.575%

-   Capital International Limited                                 57,544,890                          1.027%

-   Capital International S.A.                                    11,459,378                          0.205%

-   Capital International, Inc.                                   14,101,608                          0.252%

-   Capital Research and Management Company                      220,075,405                          3.928%


                                            Schedule A

                            Schedule of holdings in Lloyds TSB Group plc
                                        As of 10 March 2006

                                 Capital Guardian Trust Company


Registered Name                                                     Local Shares

State Street Nominees Limited                                          3,996,334

Bank of New York Nominees                                              1,420,100

Northern Trust                                                           281,903

Chase Nominees Limited                                                15,403,772

BT Globenet Nominees Ltd                                                 473,900

Midland Bank Plc                                                       2,952,900

Cede & Co                                                                125,300

Bankers Trust                                                          1,146,500

Barclays Bank                                                             25,700

Citibank London                                                            9,300

Brown Bros.                                                              280,514

Nortrust Nominees                                                      3,772,781

Royal Bank of Scotland                                                   110,100

MSS Nominees Limited                                                      41,100

State Street Bank & Trust Co.                                            163,900

Citibank                                                                  11,500

Citibank NA                                                               40,900

Mellon Bank N.A.                                                         120,200

ROY Nominees Limited                                                      26,600

Mellon Nominees (UK) Limited                                             906,700

HSBC                                                                      34,800

JP Morgan Chase Bank                                                     895,944


                                                      TOTAL           32,240,748


                                      Schedule B

                             Capital International Limited

Registered Name                                                     Local Shares

State Street Nominees Limited                                            618,500

Bank of New York Nominees                                             17,491,613

Northern Trust                                                         4,722,246

Chase Nominees Limited                                                 9,386,562

Midland Bank plc                                                         772,800

Bankers Trust                                                            435,107

Barclays Bank                                                            406,100

Citibank London                                                        1,446,643

Morgan Guaranty                                                          454,900

Nortrust Nominees                                                      7,962,620

Royal Bank of Scotland                                                 2,790,400

State Street Bank & Trust Co.                                          4,445,003

National Westminster Bank                                                479,000

Lloyds Bank                                                              124,000

Citibank                                                                 216,518

Citibank NA                                                               74,600

Deutsche Bank AG                                                       1,710,354

Chase Manhattan Nominee Ltd.                                             288,900

HSBC Bank plc                                                          1,668,424

Mellon Bank N.A.                                                         281,000

Northern Trust AVFC                                                      494,100

KAS UK                                                                   237,400

Mellon Nominees (UK) Limited                                             341,600

Bank One London                                                          290,000

Clydesdale Bank plc                                                      268,200

HSBC                                                                      66,200

JP Morgan Chase Bank                                                      72,100

                                                      TOTAL           57,544,890


                                     Schedule B

                            Capital International S.A.



Registered Name                                                     Local Shares

State Street Nominees Limited                                            114,700

Bank of New York Nominees                                                 43,800

Chase Nominees Limited                                                 2,359,808

Credit Suisse London Branch                                              178,700

Midland Bank plc                                                         591,700

Barclays Bank                                                            333,100

Pictet & Cie, Geneva                                                      60,700

Brown Bros.                                                               62,200

Nortrust Nominees                                                         50,500

Morgan Stanley                                                            59,300

Royal Bank of Scotland                                                   707,700

J.P. Morgan                                                            4,801,370

National Westminster Bank                                                 21,200

Lloyds Bank                                                               87,400

RBSTB Nominees Ltd.                                                      421,900

Citibank NA                                                               50,000

Deutsche Bank AG                                                         333,100

HSBC Bank plc                                                          1,182,200

                                                      TOTAL           11,459,378


                                       Schedule B

                                Capital International Inc

Registered Name                                                     Local Shares

State Street Nominees Limited                                          3,752,639

Bank of New York Nominees                                              1,524,462

Northern Trust                                                            37,000

Chase Nominees Limited                                                 4,955,100

Midland Bank plc                                                         312,200

Bankers Trust                                                             65,500

Brown Bros.                                                              140,900

Nortrust Nominees                                                        790,077

State Street Bank & Trust Co.                                            882,400

Sumitomo Trust & Banking                                                  32,200

Citibank                                                                  35,900

RBSTB Nominees Ltd                                                        35,600

Citibank NA                                                              764,424

State Street Australia Limited                                            47,700

HSBC Bank plc                                                            239,046

JP Morgan Chase Bank                                                     486,460

                                                      TOTAL           14,101,608

                                       Schedule B

                        Capital Research and Management Company

Registered Name                                                     Local Shares

State Street Nominees Limited                                          5,750,000

Chase Nominees Limited                                               214,157,405

JPM Nominees Ltd                                                          82,000

State Street Bank & Trust Co.                                             86,000

                                                      TOTAL          220,075,405

                                       Schedule B


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     15 March 2006